Exhibit (c) (2)

Houlihan Lokey

Project Legend

PRELIMINARY DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE

JANUARY 16, 2020

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Table of Contents Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 Selected Benchmarking Information 12 Selected Changyou Public Market Observations 15 Selected Sohu Public Market Observations 29 4. Glossary 33 5. Disclaimer 36

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 4. Glossary 33 5. Disclaimer 36

Executive Summary

Preliminary Proposal Overview

Preliminary Summary of Proposal Value

(dollars, RMB and ADS in millions, except per ADS values)

Preliminary Selected Proposal Information	
Per ADS Proposal Consideration	**$10.00**
Basic Shares Outstanding	53.6
Dilutive ADS [1]	0.4
Fully Diluted Shares Outstanding	**54.0**
Implied Equity Value	**$539.9**
Cash, Restricted Cash and Cash Equivalents [2]	(86.8)
Short-Term Investments [2]	(163.5)
Loan to Sohu [3]	(155.6)
Wanda Plaza Book Value [4]	(26.3)
Net Matching Loan Liability [5]	36.6
Withholding Tax Payable [6]	123.4
Non-Controlling Interest [2]	1.6
Implied Enterprise Value (USD)	**$269.1**
USD to RMB Exchange Rate as of 1/13/20	6.89
Implied Enterprise Value (RMB)	**¥1,855.2**

Preliminary Implied Proposal Multiples		
Adjusted EBITDA	Corresponding Base Amount	Implied Multiple
LTM Ended 9/30/2019 [7]	¥1,186.2	1.6x
CY 2019E [8]	¥1,221.2	1.5x
CY 2020E [8]	¥762.8	2.4x
CY 2021E [8]	¥541.7	3.4x

Preliminary Implied Premiums to Historical Unaffected ADS Trading Prices

(dollars per ADS in actuals)

Unaffected Trading Period As of 9/6/19 [9]	Average Closing / Closing ADS Price [10]	Preliminary Implied Premium of Per ADS Proposal Consideration over Average Closing / Closing ADS Price	Average Unaffected Closing / Closing ADS Price [11]	Unaffected Preliminary Implied Premium of Per ADS Proposal Consideration over Average Closing / Closing ADS Price
1-Day Closing	$5.92	68.9%		
5-Day Average Closing	$5.77	73.4%		
10-Day Average Closing	$5.73	74.4%		
1-Month Average Closing	$5.92	68.9%		
3-Month Average Closing	$8.12	23.2%		
6-Month Average Closing [12]	$12.74	(21.5%)	$8.26	21.0%
1-Year Average Closing [12]	$14.87	(32.8%)	$7.96	25.6%
52-Week High - 2/21/19 Closing [12]	$21.81	(54.1%)	$12.41	(19.4%)
52-Week Low - 8/28/19 Closing	$5.51	81.5%		

Source: Public filings, Capital IQ, Company management.

Note: Changyou.com, Ltd. is referred to herein as the "Company" or "Changyou".

1. *Represents the net dilutive impact of an equivalent of 0.4 million ADS options outstanding based on the treasury method, per Company management. Per public filings and Company management, one ADS is equivalent to two Class A ordinary shares.*
2. *Per public filings in USD as of 9/30/2019.*
3. *Represents book value of loan between Changyou and Sohu as of 9/30/2019 as provided by Company management in USD.*
4. *Represents real estate owned by the Company and leased out to third parties. Company management has indicated that the net book value of RMB 181.4 million as of 9/30/2019 approximates fair value and to utilize this figure for purposes of our analyses. The net book value is converted from RMB to USD at an exchange rate of 6.87 conversion rate, per Company management.*
5. *Represents an arrangement between Changyou and Sohu whereby loans are provided by both parties such that Sohu receives RMB onshore and Changyou receives USD offshore loans. Net matching loan liability as of 9/30/19 provided in USD and calculated as matching liability less matching receivable.*
6. *Per Company management, the Company incurs withholding taxes at 5%-10% based on amounts distributed to shareholders and for offshore loans it enters into. Company management has indicated that the Company is likely to pay taxes at 7.5%, representing a total withholding tax liability of ~$123.4 million based on dividends previously paid as provided by Company management.*
7. *Historical Adjusted EBITDA per public filings, and converted from RMB to USD at an exchange rate of 6.86, per Company management.*
8. *Projected Adjusted EBITDA for the years 2019E, 2020E and 2021E are provided by Company management in RMB.*
9. *Sohu, the controlling shareholder of Changyou, announced its proposal to acquire the remaining Class A shares or ADSs of Changyou not currently owned for $5.00 per Class A share or $10.00 per ADS on 9/9/19. Changyou announced its receipt of this proposal on 9/6/19 in a 6-K filed on 9/9/19.*
10. *Per Capital IQ.*
11. *Represents Changyou's closing ADS price assuming the 2019 Dividend was paid on 9/6/2019. Furthermore, assumes the impact on stock price is equivalent to the dividend amount per ADS and that there is no benefit or loss from reinvestment of the dividend proceeds.*
12. *Average closing / closing ADS price includes ADS prices prior to the payment of a special dividend of $9.40 per ADS on 6/3/2019. On the date of the dividend, the ADS closed $9.40 per ADS lower than the prior day close; as such, the average closing / closing ADS price for these time frames may not be comparable to recent ADS prices. If the closing ADS price on each day prior to 6/3/2019 was lowered by $9.40, the adjusted implied premium / (discount) would be 21.0%, 25.6% and (19.4%) for the 6-month average closing, 1-year average closing and 52-week high, respectively.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 4

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 4. Glossary 33 5. Disclaimer 36

LTM 9/30/2019 1.5x – 3.5x $9.80 $16.17 sis Analy CY 2019E Companies EBITDA 1.5x – 3.5x $9.94 $16.50 lected Se Adjusted CY 2020E Preliminary 2.0x – 4.0x $9.11 $13.21 CY 2021E 2.5x – 4.5x $8.65 $11.57 Perpetual Growth Flow -5.0% – 5.0% $9.64 $11.74 Analysis Discount Rate Preliminary Discounted Cash 16.0% – 25.0% $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 Source: Company management, Capital IQ, Bloomberg, public filings. Note: Based on an equivalent of 53.6 million ADS outstanding and the net dilutive impact of an equivalent of 0.4 million ADS options outstanding based on the treasury method, per Company management. Per public filings and Company management, one ADS is equivalent to two Class A ordinary shares. Note: We understand that the Company is likely to continue to make shareholder distributions in the future, however, the valuation reference ranges do not include any reduction for withholding taxes of up to 10% incurred on distributions to shareholders. Preliminary and Confidential | Subject to Further Review and Revision 6

Preliminary Financial Analyses Summary (cont.)

Preliminary Implied Per ADS Value Reference Ranges

(dollars, RMB and ADS in millions, except per ADS values)

	Preliminary Selected Companies Analysis		Preliminary Selected Companies Analysis		Preliminary Selected Companies Analysis		Preliminary Selected Companies Analysis		Preliminary Discounted Cash Flow Analysis	
	LTM Ended 9/30/2019 Adjusted EBITDA		CY 2019E Adjusted EBITDA		CY 2020E Adjusted EBITDA		CY 2021E Adjusted EBITDA		Perpetual Growth Rate -5.0% -- 5.0% Discount Rate	
Corresponding Base Amount	¥1,186.2		¥1,221.2		¥762.8		¥541.7		16.0% --	25.0%
Selected Multiples Range	1.5x --	3.5x	1.5x --	3.5x	2.0x --	4.0x	2.5x --	4.5x		
Prelim. Implied Enterprise Value Reference Range (RMB)	¥1,779.3 --	¥4,151.7	¥1,831.7 --	¥4,274.1	¥1,525.6 --	¥3,051.1	¥1,354.2 --	¥2,437.6	¥1,720.3 --	¥2,504.5
RMB to USD Exchange Rate on 1/13/2020 [1]	0.145 --	0.145	0.145 --	0.145	0.145 --	0.145	0.145 --	0.145	0.145 --	0.145
Prelim. Implied Enterprise Value Reference Range (USD)	$258.1 --	$602.3	$265.7 --	$620.1	$221.3 --	$442.7	$196.5 --	$353.7	$249.6 --	$363.3
Cash, Restricted Cash and Cash Equivalents as of 9/30/2019 [2]	86.8 --	86.8	86.8 --	86.8	86.8 --	86.8	86.8 --	86.8	86.8 --	86.8
Short-Term Investments as of 9/30/2019 [2]	163.5 --	163.5	163.5 --	163.5	163.5 --	163.5	163.5 --	163.5	163.5 --	163.5
Loan to Sohu as of 9/30/2019 [3]	155.6 --	155.6	155.6 --	155.6	155.6 --	155.6	155.6 --	155.6	155.6 --	155.6
Wanda Plaza Book Value as of 9/30/2019 [4]	26.3 --	26.3	26.3 --	26.3	26.3 --	26.3	26.3 --	26.3	26.3 --	26.3
Prelim. Implied Total Enterprise Value Reference Range	$690.5 --	$1,034.6	$698.1 --	$1,052.4	$653.6	$875.0	$628.8	$786.0	$681.9 --	$795.7
Net Matching Loan Liability as of 9/30/2019 [5]	(36.6) --	(36.6)	(36.6) --	(36.6)	(36.6) --	(36.6)	(36.6) --	(36.6)	(36.6) --	(36.6)
Withholding Tax Payable as of 9/30/2019 [6]	(123.4) --	(123.4)	(123.4) --	(123.4)	(123.4) --	(123.4)	(123.4) --	(123.4)	(123.4) --	(123.4)
Non-Controlling Interests as of 9/30/2019 [2]	(1.6) --	(1.6)	(1.6) --	(1.6)	(1.6) --	(1.6)	(1.6) --	(1.6)	(1.6) --	(1.6)
Prelim. Implied Total Equity Value Reference Range	$528.9 --	$873.1	$536.5 --	$890.8	$492.1 --	$713.4	$467.2 --	$624.4	$520.3 --	$634.1
ADS Outstanding [7]	54.0 --	54.0	54.0 --	54.0	54.0 --	54.0	54.0 --	54.0	54.0 --	54.0
Prelim. Implied Per ADS Value Reference Ranges	**$9.80 --**	**$16.17**	**$9.94 --**	**$16.50**	**$9.11 --**	**$13.21**	**$8.65 --**	**$11.57**	**$9.64 --**	**$11.74**

Source: Company management, Capital IQ, Bloomberg, public filings.
Note: No particular weight was attributed to any analysis.
Note: Valuation does not give consideration to expected 7.5% withholding tax on Company earnings that Company management expects to pay on future company distributions.

1. *Per Capital IQ as of 1/13/2020.*
2. *Per public filings in USD as of 9/30/2019.*
3. *Represents book value of loan between Changyou and Sohu as of 9/30/2019 as provided by Company management in USD.*
4. *Represents real estate owned by the Company and leased out to third parties. Company management has indicated that the net book value of RMB 181.4 million as of 9/30/2019 approximates fair value and to utilize this figure for purposes of our analyses. The net book value is converted from RMB to USD at an exchange rate of 6.87 conversion rate, per Company management.*
5. *Represents an arrangement between Changyou and Sohu whereby loans are provided by both parties such that Sohu receives RMB onshore and Changyou receives USD offshore loans. Net matching loan liability as of 9/30/19 provided in USD and calculated as matching liability less matching receivable.*
6. *Per Company management, the Company incurs withholding taxes at 5%-10% based on amounts distributed to shareholders. Company management has indicated that the Company is likely to pay taxes at 7.5%, representing a total withholding tax liability of ~$123.4 million based on dividends previously paid.*
7. *Based on an equivalent of 53.6 million ADS outstanding and the net dilutive impact of an equivalent of 0.4 million ADS options outstanding based on the treasury method, per Company management. Per public filings and Company management, one ADS is equivalent to two Class A ordinary shares.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 7

Preliminary Financial Analyses

Selected Historical and Projected Financial Information

(RMB in millions)

	Fiscal Year Ended December 31, 2016	2017	2018	LTM Ended 9/30/2019	Fiscal Year Ending December 31, 2019E	2020E	2021E	2022E	2023E	2024E	CAGR 2016 to 2018	CAGR 2018 to 2024E
PC Game	¥1,822.6	¥1,615.7	¥1,565.0		¥1,834.6	¥1,635.6	¥1,401.1	¥1,205.3	¥1,037.8	¥894.5	-7.3%	-8.9%
Mobile Game	775.2	1,407.6	1,003.0		1,170.3	868.8	1,039.0	987.3	1,610.0	1,381.7	13.7%	5.5%
Online Game	2,597.8	3,023.3	2,568.1	¥2,768.5	3,004.9	2,504.3	2,440.1	2,192.5	2,647.8	2,276.2	-0.6%	-2.0%
Online Advertising	261.6	169.7	130.2	99.1	95.2	95.2	95.2	95.2	95.2	95.2	-29.4%	-5.1%
IVAS & Other	144.2	95.8	40.2	15.9	6.3	0.0	0.0	0.0	0.0	0.0	-47.2%	-100.0%
Revenues, Net [1]	**¥3,003.6**	**¥3,288.8**	**¥2,738.5**	**¥2,883.5**	**¥3,106.5**	**¥2,599.5**	**¥2,535.3**	**¥2,287.7**	**¥2,743.0**	**¥2,371.4**	**-4.5%**	**-2.4%**
Growth %	*462.7%*	*9.5%*	*-16.7%*		*13.4%*	*-16.3%*	*-2.5%*	*-9.8%*	*19.9%*	*-13.5%*		
Cost of Sales [1]	(795.5)	(532.5)	(473.4)	(534.6)	(456.2)	(365.1)	(469.2)	(398.5)	(645.8)	(488.3)		
Gross Profit	¥2,208.1	¥2,756.3	¥2,265.1	¥2,348.8	¥2,650.3	¥2,234.5	¥2,066.1	¥1,889.2	¥2,097.2	¥1,883.1		
Margin %	*73.5%*	*83.8%*	*82.7%*	*81.5%*	*85.3%*	*86.0%*	*81.5%*	*82.6%*	*76.5%*	*79.4%*		
Operating Expenses [1]	(1,386.0)	(1,436.4)	(1,212.2)	(1,272.6)	(1,534.0)	(1,572.7)	(1,608.2)	(1,524.0)	(1,802.6)	(1,704.4)		
Depreciation and Amortization	172.7	133.8	120.2	109.9	104.9	101.0	83.8	75.7	76.4	59.3		
Total Adjustments [2]	30.2	18.7	9.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
Adjusted EBITDA	**¥1,024.9**	**¥1,472.4**	**¥1,182.8**	**¥1,186.2**	**¥1,221.2**	**¥762.8**	**¥541.7**	**¥440.9**	**¥371.1**	**¥238.0**	**7.4%**	**-23.5%**
Margin %	*34.1%*	*44.8%*	*43.2%*	*41.1%*	*39.3%*	*29.3%*	*21.4%*	*19.3%*	*13.5%*	*10.0%*		
Growth %	*-140.1%*	*43.7%*	*-19.7%*		*3.2%*	*-37.5%*	*-29.0%*	*-18.6%*	*-15.8%*	*-35.9%*		
Depreciation and Amortization	(172.7)	(133.8)	(120.2)	(109.9)	(104.9)	(101.0)	(83.8)	(75.7)	(76.4)	(59.3)		
Adjusted EBIT	**¥852.2**	**¥1,338.6**	**¥1,062.7**	**¥1,076.3**	**¥1,116.3**	**¥661.8**	**¥457.9**	**¥365.2**	**¥294.6**	**¥178.7**	**11.7%**	**-25.7%**
Margin %	*28.4%*	*40.7%*	*38.8%*	*37.3%*	*35.9%*	*25.5%*	*18.1%*	*16.0%*	*10.7%*	*7.5%*		
Additional Financial Information												
Capital Expenditures [3]	¥86.5	¥24.3	¥111.4	¥21.8	¥21.1	¥37.5	¥29.4	¥42.7	¥35.0	¥38.3		
Net Working Capital [4]	(¥89.5)	¥78.1	(¥498.7)	(¥794.5)	(¥812.6)	(¥743.8)	(¥778.1)	(¥763.7)	(¥835.7)	(¥800.3)		
Change in Net Working Capital [4]	¥56.0	¥167.6	(¥576.8)		(¥313.9)	¥68.8	(¥34.3)	¥14.4	(¥72.0)	¥35.4		

Source: Company management, public filings.

Note: Historical financials for 2016, 2017 and 2018 per public filings and have been converted from USD to RMB at exchange rates of 6.64, 6.76, 6.61, respectively, per Company management. LTM capital expenditures provided by company management in RMB. Per Company management, depreciation and amortization, capital expenditures and net working capital balances do not exclude the balances from the Cinema advertising business for 2016, 2017 and 2018. Historical financials for 2016, 2017, and 2018 include RaidCall business that was discontinued in 2019.

1. *Historical financial results for the Cinema advertising business are not included as this business was wound down during the third quarter of 2019, as a result of Chinese courts granting a petition for bankruptcy relief.*
2. *Total Adjustments:*

	2016	2017	2018	LTM 9/30/2019	2019E	2020E	2021E	2022E	2023E	2024E
Impairment Loss of Other Assets [5]	¥29.1	¥19.8	¥10.2	¥0.0	¥0.0	¥0.0	¥0.0	¥0.0	¥0.0	¥0.0
Disposal (Gain)/Loss of Fixed Assets [6]	1.0	(1.1)	(0.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Adjustments	***¥30.2***	***¥18.7***	***¥9.8***	***$0.0***	***$0.0***	***$0.0***	***$0.0***	***$0.0***	***$0.0***	***$0.0***

3. *Capital expenditures include purchases of intangible assets.*
4. *Net working capital figures per public filings as of 9/30/2019 and in USD. They have been converted to RMB using 6.94, 6.53, 6.86 and 6.87 for 2016, 2017, 2018 and last twelve months respectively, per Company management.*
5. *Represents impairment of license fee and prepaid sharing revenue.*
6. *Represents gains and losses from disposing the Company's operating assets such as servers, IT equipment, etc.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 8

Preliminary Financial Analyses

Preliminary Selected Companies Analysis

(dollars in millions, except per share / ADS values)

Selected Company	Country	Exchange	Share / ADS Price [2]	Equity Market Value [2,3]	Enterprise Value [2,3]	Enterprise Value [1] to Adjusted EBITDA LTM	CY 2019E	CY 2020E	CY 2021E
FriendTimes Inc.	China	Hong Kong Stock Exchange	$0.14	$305.8	$260.1	4.4x	NA	NA	NA
Gravity Co., Ltd.	South Korea	Nasdaq	$34.68	241.0	136.7	2.5x	NA	NA	NA
GungHo Online Entertainment, Inc.	Japan	Tokyo Stock Exchange	$20.33	1,416.9	704.1	2.1x	2.4x	3.2x	4.4x
IGG Inc	Singapore	Hong Kong Stock Exchange	$0.83	1,068.3	816.7	4.4x	4.8x	4.5x	4.1x
Webzen Inc.	South Korea	KOSDAQ (Korea)	$14.05	437.2	238.0	5.0x	4.7x	3.6x	2.9x
Low						2.1x	2.4x	3.2x	2.9x
High						5.0x	4.8x	4.5x	4.4x
Median						4.4x	4.7x	3.6x	4.1x
Mean						3.7x	4.0x	3.7x	3.8x
Changyou (Current as of 1/13/2020)	China	Nasdaq	$10.32	$550.2	$301.4	2.1x	2.2x	2.0x	1.9x
Changyou (Unaffected as of 9/6/2019) [4]	China	Nasdaq	$5.92	$316.4	$101.2	0.6x	0.7x	0.7x	0.6x

Source: Bloomberg, Public filings and Capital IQ.
Note: No company used in this analysis for comparative purposes is identical to the Company.
1. *Enterprise value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.*
2. *Based on closing prices as of 1/13/2020.*
3. *Based on diluted shares.*
4. *Sohu, the controlling shareholder of Changyou, announced its proposal to acquire the remaining Class A shares or ADSs of Changyou not currently owned for $5.00 per Class A share or $10.00 per ADS on 9/9/19. Changyou announced its receipt of this proposal on 9/6/19 in a 6-K filed on 9/9/19.*

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 9

Preliminary Financial Analyses

Preliminary Discounted Cash Flow Analysis

(RMB in millions)

	2019E [1]	2020E	2021E	2022E	2023E	2024E	Terminal Value Assumptions
	Projected Fiscal Year Ending December 31,						
Revenues, Net	¥908.4	¥2,599.5	¥2,535.3	¥2,287.7	¥2,743.0	¥2,371.4	¥2,371.4
Growth %	*13.4%*	*-16.3%*	*-2.5%*	*-9.8%*	*19.9%*	*-13.5%*	
Cost of Sales	(38.6)	(365.1)	(469.2)	(398.5)	(645.8)	(488.3)	(488.3)
Operating Expenses	(579.2)	(1,572.7)	(1,608.2)	(1,524.0)	(1,802.6)	(1,704.4)	(1,683.4)
Adjusted EBIT	**¥290.7**	**¥661.8**	**¥457.9**	**¥365.2**	**¥294.6**	**¥178.7**	**¥199.7**
Taxes [2]	(46.5)	(105.9)	(73.3)	(58.4)	(47.1)	(28.6)	(32.0)
Unlevered Earnings	**¥244.1**	**¥555.9**	**¥384.6**	**¥306.8**	**¥247.5**	**¥150.1**	**¥167.8**
Depreciation and Amortization	24.1	101.0	83.8	75.7	76.4	59.3	38.3
Capital Expenditures [3]	(1.5)	(37.5)	(29.4)	(42.7)	(35.0)	(38.3)	(38.3)
Change in Net Working Capital	18.1	(68.8)	34.3	(14.4)	72.0	(35.4)	(2.5)
Unlevered Free Cash Flows	**¥284.8**	**¥550.5**	**¥473.3**	**¥325.4**	**¥360.9**	**¥135.8**	**¥165.3**

Discount Rate	Implied 2024E Adjusted EBITDA Terminal Multiple [4]		
	-5.00%	0.00%	5.00%
16.0%	3.4x	4.7x	7.1x
18.3%	3.1x	4.1x	6.0x
20.5%	2.8x	3.7x	5.2x
22.8%	2.6x	3.4x	4.6x
25.0%	2.5x	3.1x	4.1x

Discount Rate	PV of Terminal Value as a % of Enterprise Value		
	-5.00%	0.00%	5.00%
16.0%	18.6%	24.0%	32.5%
18.3%	16.3%	20.7%	27.4%
20.5%	14.3%	17.9%	23.3%
22.8%	12.7%	15.7%	20.0%
25.0%	11.2%	13.8%	17.3%

Discount Rate	Present Value of Cash Flows (2019 - 2024)	+	PV of Terminal Value Based on Perpetual Growth Rate for 2024 Unlevered Free Cash Flow			=	Implied Enterprise Value		
			-5.00%	0.00%	5.00%		-5.00%	0.00%	5.00%
16.0%	¥1,691.1		¥385.5	¥532.6	¥813.4		¥2,076.6	¥2,223.7	¥2,504.5
18.3%	¥1,645.9		¥319.6	¥428.6	¥619.8		¥1,965.4	¥2,074.4	¥2,265.7
20.5%	¥1,603.6	+	¥267.9	¥350.7	¥487.1	=	¥1,871.5	¥1,954.4	¥2,090.7
22.8%	¥1,564.1		¥226.6	¥291.0	¥391.6		¥1,790.7	¥1,855.1	¥1,955.7
25.0%	¥1,527.0		¥193.3	¥244.2	¥320.5		¥1,720.3	¥1,771.2	¥1,847.5

Source: Company management, public filings.
Note: Present values as of 1/13/2020.
1. *Represents a 3.0-month stub period. 2019E figures converted from USD to RMB assuming conversion ratio equal to the LTM period ended 9/30/2019, 6.86.*
2. *Tax rate at 16.0%, per Company management.*
3. *Capital expenditures includes purchases of intangible assets.*
4. *Implied from corresponding discount rate and 2024E growth rate.*

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 10

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 Selected Benchmarking Information 12 Selected Chan you Public Market Observations 15 Selected Sohu Public Market Observations 29 4. Glossary 33 5. Disclaimer 36

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 Selected Benchmarking Information 12 Selected Chan you Public Market Observations 15 Selected Sohu Public Market Observations 29 4. Glossary 33 5. Disclaimer 36

Selected Benchmarking Information

Size (LTM Revenue, millions)	
GungHo Online Entertainment	$1,022.8
IGG Inc	$715.0
Changyou	**$420.1**
Gravity Co., Ltd.	$348.0
FriendTimes Inc.	$229.7
Webzen Inc.	$158.7

Size [1] (Enterprise Value as of 1/13/20, millions)	
IGG Inc	$816.7
GungHo Online Entertainment	$704.1
Changyou	**$301.4**
FriendTimes Inc.	$260.1
Webzen Inc.	$238.0
Gravity Co., Ltd.	$136.7
Changyou (Unaffected) [2]	**$101.2**

Leverage (Debt to LTM Adjusted EBITDA as of 1/13/20)	
Changyou	**0.0%**
Gravity Co., Ltd.	0.0%
IGG Inc	0.0%
FriendTimes Inc.	0.1%
GungHo Online Entertainment	0.7%
Webzen Inc.	4.2%

Liquidity (Current Ratio as of 1/13/20)	
GungHo Online Entertainment	6.6
Webzen Inc.	5.9
FriendTimes Inc.	3.9
IGG Inc	2.8
Gravity Co., Ltd.	2.5
Changyou	**1.2**

Historical Growth (CY 2016 to CY 2018 Revenue)	
Gravity Co., Ltd.	136.2%
FriendTimes Inc.	60.4%
IGG Inc	52.5%
Webzen Inc.	-0.3%
Changyou	**-4.5%**
GungHo Online Entertainment	-9.5%

Historical Growth (CY 2017 to CY 2018 Revenue)	
FriendTimes Inc.	109.1%
Gravity Co., Ltd.	102.5%
Webzen Inc.	31.6%
IGG Inc	23.3%
GungHo Online Entertainment	-0.2%
Changyou	**-16.7%**

Projected Growth (CY 2018 to CY 2019E Revenue)	
GungHo Online Entertainment	16.9%
Changyou	**13.4%**
IGG Inc	-5.0%
Webzen Inc.	-17.6%
FriendTimes Inc.	*NA*
Gravity Co., Ltd.	*NA*

Projected Growth (CY 2018 to CY 2020E Revenue)	
GungHo Online Entertainment	-0.4%
IGG Inc	-1.5%
Webzen Inc.	-1.8%
Changyou	**-2.6%**
FriendTimes Inc.	*NA*
Gravity Co., Ltd.	*NA*

Projected Growth (CY 2018 to CY 2021E Revenue)	
Webzen Inc.	4.2%
IGG Inc	0.4%
GungHo Online Entertainment	-1.7%
Changyou	**-2.5%**
FriendTimes Inc.	*NA*
Gravity Co., Ltd.	*NA*

Historical Growth (CY 2016 to CY 2018 Adjusted EBITDA)	
Gravity Co., Ltd.	184.1%
FriendTimes Inc.	99.1%
IGG Inc	71.6%
Webzen Inc.	10.1%
Changyou	**7.4%**
GungHo Online Entertainment	-24.3%

Historical Growth (CY 2017 to CY 2018 Adjusted EBITDA)	
FriendTimes Inc.	143.9%
Gravity Co., Ltd.	140.8%
Webzen Inc.	43.1%
IGG Inc	30.6%
Changyou	**-19.7%**
GungHo Online Entertainment	-21.7%

Projected Growth (CY 2018 to CY 2019E Adjusted EBITDA)	
GungHo Online Entertainment	17.1%
Changyou	**3.2%**
Webzen Inc.	-22.3%
IGG Inc	-26.8%
FriendTimes Inc.	*NA*
Gravity Co., Ltd.	*NA*

Source: Company management, public filings, Capital IQ, Bloomberg.
Note: No company used in this analysis for comparative purposes is identical to the Company.
Note: Historical and projected Changyou financial results do not include the Cinema advertising business as the business was wound down during the third quarter of 2019 as a result of Chinese courts granting a petition for bankruptcy relief.
1. *Per public filings for the period ended 9/30/2019.*
2. *Based on price per ADS as of 9/6/2019.*

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 13

Selected Benchmarking Information (cont.)

Projected Growth (CY 2018 to CY 2020E Adjusted EBITDA)	
Webzen Inc.	0.7%
GungHo Online Entertainment	-6.1%
IGG Inc	-11.1%
Changyou	**-19.7%**
FriendTimes Inc.	NA
Gravity Co., Ltd.	NA

Projected Growth (CY 2018 to CY 2021E Adjusted EBITDA)	
Webzen Inc.	8.6%
IGG Inc	-5.1%
GungHo Online Entertainment	-14.3%
Changyou	**-22.9%**
FriendTimes Inc.	NA
Gravity Co., Ltd.	NA

Profitability (LTM Adjusted EBITDA to LTM Revenue)	
Changyou	**41.1%**
GungHo Online Entertainment	32.4%
Webzen Inc.	30.2%
IGG Inc	26.0%
FriendTimes Inc.	25.9%
Gravity Co., Ltd.	15.5%

Profitability (CY 2019E Adjusted EBITDA to CY 2019E Revenue)	
Changyou	**39.3%**
Webzen Inc.	32.5%
GungHo Online Entertainment	30.3%
IGG Inc	23.8%
FriendTimes Inc.	NA
Gravity Co., Ltd.	NA

Profitability (CY 2020E Adjusted EBITDA to CY 2020E Revenue)	
Webzen Inc.	36.2%
Changyou	**29.3%**
GungHo Online Entertainment	26.9%
IGG Inc	25.1%
FriendTimes Inc.	NA
Gravity Co., Ltd.	NA

Profitability (CY 2021E Adjusted EBITDA to CY 2021E Revenue)	
Webzen Inc.	38.9%
IGG Inc	26.1%
Changyou	**21.4%**
GungHo Online Entertainment	20.0%
FriendTimes Inc.	NA
Gravity Co., Ltd.	NA

Relative Depreciation (LTM Depr. to LTM Adjusted EBITDA)	
FriendTimes Inc.	1.4%
IGG Inc	2.0%
Gravity Co., Ltd.	3.2%
GungHo Online Entertainment, Inc	4.2%
Changyou	**9.3%**
Webzen Inc.	12.9%

Source: Company management, public filings, Capital IQ, Bloomberg.
Note: No company used in this analysis for comparative purposes is identical to the Company.
Note: Historical and projected Changyou financial results do not include the Cinema advertising business as the business was wound down during the third quarter of 2019 as a result of Chinese courts granting a petition for bankruptcy relief.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 14

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 Selected Benchmarking Information 12 Selected Chan you Public Market Observations 15 Selected Sohu Public Market Observations 29 4. Glossary 33 5. Disclaimer 36

Selected Changyou Public Market Observations
Trading Snapshot

Market Trading Overview

(dollars and ADS in millions, except per ADS values and where otherwise noted)

Public Market Enterprise Value	Current ADS Price as of 1/13/20	Unaffected ADS Price as of 9/6/19
Closing ADS Price	$10.32	$5.92
ADS Outstanding [1]	53.3	53.2
Dilutive ADS [1]	0.1	0.2
Fully Diluted ADS	53.3	53.4
Market Value of Equity	**$550.2**	**$316.4**
Non-Controlling Interest [2]	1.6	1.6
Cash, Restricted Cash and Cash Equivalents [2]	(86.8)	(136.7)
Short-Term Investments [2]	(163.5)	(80.2)
Public Market Enterprise Value	**$301.4**	**$101.2**

Price Per ADS [5]	Current As of 1/13/20	Unaffected As of 9/6/19
10-Day Average	$9.96	$5.73
1-Month Average	$9.87	$5.92
3-Month Average	$9.68	$8.12
6-Month Average	$8.77	$12.74
52-Week High	$21.81	$21.81
52-Week Low	$5.51	$5.51

Implied Multiples	Current ADS Price as of 1/13/20	Unaffected ADS Price as of 9/6/19
Enterprise Value / Adjusted EBITDA		
LTM [3]	2.1x	0.6x
CY 2019E [4]	2.2x	0.7x
CY 2020E [4]	2.0x	0.7x
CY 2021E [4]	1.9x	0.6x

Other Market Information [5]	Current As of 1/13/20	Unaffected As of 9/6/19
90-Day Average Daily Trading Value	$3.1	$2.9
% of Market Value of Equity	0.56%	0.91%
90-Day Average Daily Trading Volume (in thousands)	323.6	253.9
% of ADSs Outstanding	0.61%	0.48%
% of Public Float	1.87%	1.46%
Selected Number of Analysts Covering the Company [6]	5	5
Total Public Float [7]	17.4	17.4
% of Total ADSs Outstanding	32.6%	32.6%

Source: Public filings, Capital IQ, Bloomberg, Wall Street Equity Research.
Note: The above information reflects the most recent publicly available information.

1. ADS price as of 9/6/2019 represents an equivalent of 53.2 million ADS outstanding and the net dilutive impact of an equivalent of 0.2 million ADS options outstanding based on the treasury method as of June 30, 2019. ADS price as of 1/13/2020 represents an equivalent of 53.3 million ADS outstanding and the net dilutive impact of an equivalent of 0.1 million ADS options outstanding based on the treasury method as of September 30, 2019. Per public filings and Company management, one ADS is equivalent to two Class A ordinary shares.
2. Per public filings' balance sheets as of 9/30/2019 for ADS price as of 1/13/2019 and as of 6/30/2019 for unaffected ADS price as of 9/6/2019.
3. Per public filings for the period ended 9/30/2019 for ADS price as of 1/13/2019 and the period ended 6/30/2019 for unaffected ADS price as of 9/6/2019.
4. Implied 2019E, 2020E and 2021E multiples for as of 1/13/20 and as of 9/6/2019 reflect most recent Wall Street Equity Research estimates as of 1/13/2020.
5. Per Capital IQ as of 1/13/2020.
6. Analyst coverage provided by Bank of America Merrill Lynch, Jefferies, Morgan Stanley, Citi and Credit Suisse.
7. Represents ADS held by shareholders other than Sohu, per Capital IQ and public filings.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 16

Selected Changyou Public Market Observations

Two-Year ADS Trading Activity Prior to Unaffected Date

ADS Price Performance Prior to Unaffected Date (9/6/2017 – 9/7/2019)



Changyou released its Q4 earnings results and revenue and net income missed consensus estimates by 3.7% and 23.8%, respectively, due to weaker-than-expected performance by Legacy TLBB
Payment of special dividend of $9.40 per ADS on 4/27/2018 ("2018 Dividend"). Closing ADS price on 4/27/2018 was $18.97, representing a decrease of $10.53 from the prior day close.
Payment of special dividend of $9.40 per ADS on 6/3/2019 ("2019 Dividend"). Closing ADS price on 6/3/2019 was $8.96, representing a decrease of $9.40 from the prior day close.
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$10.24
$8.00
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Changyou Adjusted Closing ADS Price [1]
Changyou Closing ADS Price
Unaffected 2-Year Average Adjusted Closing ADS Price
Unaffected 1-Year Average Adjusted Closing ADS Price

Source: Capital IQ, public filings.

1. Represents Changyou's closing ADS price assuming the 2018 Dividend and 2019 Dividend are paid on 9/6/2017. Furthermore, assumes the impact on stock price is equivalent to the dividend amount per ADS and that there is no benefit or loss from reinvestment of the dividend proceeds.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 17

Selected Chan you Public Market Observations Relative Total Stockholder Return Relative Total Return Since Unaffected Date (9/6/2019) 1-Year 2-Year 3-Year Total Return Total Return Total Return Since Proposal 9/6/18—9/6/19 9/6/17—9/6/19 9/6/16—9/6/19 (9/9/19 – 1/13/20) Chan you (10.5%) (54.6%) (27.4%) 200.0% MSCI China Index 2.7% (0.5%) 28.4% Received non-binding proposal S&P 500 Index 5.6% 25.7% 59.2% from Mr. Charles Zhang, chairman of the Company, for $42.10 per ADS on 5/22/2017, representing a 9% premium to the prior day close price 11.1% 150.0% 15.6% 16.7% 100.0% 50.0% Sep-16 Jan-17 May-17 Sep-17 Dec-17 Apr-18 Aug-18 Dec-18 Apr-19 Aug-19 Dec-19 Chan you Index MSCI China Index S&P 500 Index Source: Bloomberg, public information.

Selected Chan you Public Market Observations Historical Trading Multiples LTM EV/Adjusted EBITDA 12.0x Median LTM EV/Adj. EBITDA 10.0x Chan you: 3.8x Selected Companies: 6.1x 8.0x 6.0x 4.0x 2.0x 0.0x Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 EV/Adj. EBITDA of Changyou.Com Ltd. Average EV/Adj. EBITDA of Selected Companies [1] 3-Year Median EV/Adj. EBITDA of Changyou.Com Ltd. 3-Year Median EV/Adj. EBITDA of Selected Companies [1] NFY EV/Adjusted EBITDA 10.0x Median NFY EV/Adj. EBITDA Chan you: 3.9x 8.0x Selected Companies: 6.1x 6.0x 4.0x 2.0x 0.0x Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 EV/Adj. EBITDA of Changyou.Com Ltd. Average EV/Adj. EBITDA of Selected Companies [1] 3-Year Median EV/Adj. EBITDA of Changyou.Com Ltd. 3-Year Median EV/Adj. EBITDA of Selected Companies [1] Source: Capital IQ. 1. Refer to page 9 for Selected Companies. Preliminary and Confidential | Subject to Further Review and Revision 19

Selected Chan you Public Market Observations Historical Trading Activity Information From 2018 Dividend to 2019 Dividend (4/27/2018 – 5/31/2019) Total Volume: 48.0mm Average VWAP: $17.60 37.2% 18.0% 15.0% 11.7% 8.4% 7.8% 2.0% $12.00- $13.50- $15.00- $16.50- $18.00- $19.50- $21.00- $13.49 $14.99 $16.49 $17.99 $19.49 $20.99 $22.50 Source: Bloomberg. Note: Trading activity represented by daily volume-weighted average price (VWAP) amounts and volumes per Bloomberg. Preliminary and Confidential | Subject to Further Review and Revision 20

Selected Chan you Public Market Observations Historical Trading Activity Information From 2019 Dividend to Unaffected Date (6/3/2019 – 9/6/2019) Total Volume: 14.2 mm Average VWAP: $8.21 31.3% 18.9% 18.2% 17.9% 8.3% 5.5% $5.00- $6.00- $7.00- $8.00- $9.00- $10.00- $5.99 $6.99 $7.99 $8.99 $9.99 $11.00 Source: Bloomberg. Note: Trading activity represented by daily volume-weighted average price (VWAP) amounts and volumes per Bloomberg. Preliminary and Confidential | Subject to Further Review and Revision 21

Selected Changyou Public Market Observations

Timeline and ADS Trading History



ADS Price (USD)
Volume (mm)
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Unaffected ADS Price as of 9/6/2019[1] = $5.92
A
B
C
D
E
F
G
H
I
J
K
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
ADS Close Price
Unaffected ADS Close Price as of 9/6/2019

Selected Events

Event	Date	Comment
A	2/21/2017	Changyou announced Q4 earnings results and its net profit came in 21.0% above expectations due to increased expense control.
B	5/22/2017	Changyou received a preliminary non-binding proposal from Chairman Charles Zhang to acquire all of the outstanding ordinary shares of Changyou for $42.10 per ADS.
C	7/31/2017	Changyou announced the resignation of Jasmine Zhou as Chief Financial Officer.
D	1/29/2018	Changyou released its Q4 earnings results and revenue and net income missed consensus estimates by 3.7% and 23.8%, respectively, due to weaker-than-expected performance by Legacy TLBB.
E	4/5/2018	Changyou declared a special cash dividend of $9.40 per ADS.

Event	Date	Comment
F	4/26/2018	Changyou distributed the special cash dividend announced on April 5, 2018.
G	2/1/2019	Changyou announced the Q4 results of FY 2018 which was in line with consensus estimates.
H	4/29/2019	Changyou declared a special cash dividend of $9.40 per ADS.
I	6/3/2019	Changyou distributed the special cash dividend announced on April 29, 2019.
J	7/23/2019	Changyou's indirect wholly-owned subsidiary Shanghai Jingmao Culture Communication filed a voluntary petition in a court for relief under the bankruptcy laws of the PRC.
K	9/9/2019	Changyou received a preliminary non-binding proposal from Sohu.com Limited to acquire all of the outstanding ordinary shares not already owned by Sohu for a purchase price of $10.00 per ADS.

Source: Capital IQ, public information

1. Changyou announced the going private proposal following the close of the market on 9/6/2019.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 22

Selected Changyou Public Market Observations

Selected Equity Research Analyst Commentary

Date of Report	Analyst	Recommendation	Price Target	Share Price[1]	Commentary	Valuation Approach	Selected Multiple
November 19, 2019	Morgan Stanley	Underweight	$10.00	$9.48	"We expect Changyou game revenue and profit growth to lag peers' due to its weaker game pipeline. Its flagship mobile game, Legacy TLBB, is losing momentum, while the upcoming game pipeline is uncertain."	2020E EV/EBITDA	3.0x
November 6, 2019	Credit Suisse	Neutral	$10.00	$9.70	"We think as the flagship title in Chinese MMORPG genre, TLBB PC and Legacy mobile versions have both entered the mature stage in which core user community remains stable while monetization can be occasionally boosted by major content upgrades (e.g. new version, new system and new game-play) and promotional activities (e.g. anniversary, rebate). We expect TLBB PC to shrink 7% QoQ due to difficult seasonality, while TLBB Mobile to remain largely the same QoQ in 3Q19."	2020E P/E	5.0x
November 5, 2019	Bank of America Merrill Lynch	NA	NA	$9.72	"As the Company has started to launch new games, we expect total revenue to resume growth in 2020 despite the restructuring of the cinema ad business, driven by continued growth of the core online game business. We model 16% YoY growth in online game sales, assuming TLBB PC game to be largely stable and new mobile games to add incremental revenue."	NA	NA
November 4, 2019	Jefferies	Underperform	$7.70	$9.63	"Company provided 4Q19 revenue guidance of USD100-110m, with the mid-points 17% ahead our estimates. Online games revenue is expected to reach US$95-105m vs our estimates at US$86m. Non-GAAP net income is expected to reach US$27-32m, ahead our estimates at US$17m. We estimate PC version of TLBB to decline by about 7% QoQ mainly due to reduced promotion."	PEG Implied 2019E & 2020E P/E	0.7x 4.0x
November 4, 2019	Citi	Neutral	$10.00	$9.63	"For 4Q19, we model total revs of US$104.7mn, vs. guidance of US$100-110mn. This included online game revenue of US$101.7mn, vs. guidance of US$95-105mn. With DMD launching in 4Q/1Q20 (not in 4Q guidance), TLBB Honor will support sequential games revs growth partially offset by the QoQ decline in TLBB PC. We model non-GAAP net income of US$31.5mn, comparing to guidance of US$27-32mn."	2020E P/E	4.0x
Prior to Proposal August 5, 2019	Jefferies	Underperform	$6.70	$7.53	"(Changyou) has launched a number of different versions for TLBB including one in PC and two versions in mobile, which we think another new franchise is needed to drive revenue growth in 2020. For Legacy TLBB, we estimate it remains stable in revenue benefiting from regular content updates... The winding down of loss making cinema advertising business should help the overall profitability of Changyou."	PEG Implied 2019E & 2020E P/E	0.7x 4.0x
August 5, 2019	Morgan Stanley	Underweight	$10.00	$7.53	"Game revenue grew 8% YoY, the first positive growth since2Q18, driven by the strong operation of legacy titles. Opex was also kept under control. Despite 2019e P/E of 3.5x being around the trough level, we remain UW, due to Changyou's weaker game pipeline compared with its peers'.:	2019E EV/EBITDA	3.0x

Source: Capital IQ, Wall Street research and public filings.
1. Reflects closing share price on the previous trading date before the date of report.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 23

Selected Chan you Public Market Observations Selected Equity Research Analyst Observations – Revenue (dollars in millions) Fiscal Year Ending December 31, Revenue 2019E 2020E 2021E Bank of America $452.0 $461.0 $519.0 Jefferies $459.0 $460.0 $468.0 Morgan Stanley $456.0 $398.0 $380.0 Citi $458.0 $470.0 $475.0 Credit Suisse $458.6 $399.6 NA Low $452.0 $398.0 $380.0 High $459.0 $470.0 $519.0 Median $458.0 $460.0 $471.5 Mean $456.7 $437.7 $460.5 Company Management Projections [1] $449.7 $371.1 $362.2 % of Median 98.2% 80.7% 76.8% Source: Bloomberg, Capital IQ, Wall Street research, public filings, Company management. Note: Company management projections do not include revenue from the Cinema advertising segment, which was terminated in 2019 due to significant losses in the past two fiscal years. 1. Reflects forward exchange rates of 6.91, 7.01 and 7.00 RMB to USD for 2019E, 2020E and 2021E, respectively. Preliminary and Confidential | Subject to Further Review and Revision

Selected Chan you Public Market Observations Selected Equity Research Analyst Observations – Adjusted EBITDA (dollars in millions) Fiscal Year Ending December 31, Adjusted EBITDA 2019E 2020E 2021E Bank of America $132.4 $199.0 $240.3 Margin % 29.3% 43.2% 46.3% Jefferies Estimates $130.0 $132.0 $130.0 Margin % 28.5% 33.2% 34.2% Morgan Stanley $157.0 $130.0 $118.0 Margin % 34.4% 32.7% 31.1% Citi $136.0 $160.0 $146.0 Margin % 29.7% 34.0% 30.7% Credit Suisse $139.4 $123.9 NA Margin % 30.4% 31.0% NA Low $130.0 $123.9 $118.0 High $157.0 $199.0 $240.3 Median $136.0 $132.0 $138.0 Mean $139.0 $149.0 $158.6 Company Management Projections [1] $176.8 $108.9 $77.4 % of Median 130.0% 82.5% 56.1% Margin % 39.3% 29.3% 21.4% Source: Bloomberg, Capital IQ, Wall Street research, public filings, Company management. Note: Company management projections do not include financial results from the Cinema advertising business as the business was wound down during the third quarter of 2019 as a result of Chinese courts granting a petition for bankruptcy relief. 1. Reflects forward exchange rates of 6.91, 7.01 and 7.00 RMB to USD for 2019E, 2020E and 2021E respectively, per Bloomberg. Preliminary and Confidential | Subject to Further Review and Revision

Selected Changyou Public Market Observations

Ownership Summary

(shares and ADSs in millions)

	Current ADSs Held [1]	Class A Shares [1] +	Class B Shares [2] =	Total Shares	*ADS Equiv. [3]*	Ownership % Economic [4]	Ownership % Voting [5]	Ownership % Unaffiliated
Insider Holdings								
Sohu.com Limited	35.9	1.5	70.3	71.8	*35.9*	66.9%	95.2%	
Public Holdings								
Maso Capital Partners	3.0	6.0	--	6.0	*3.0*	5.6%	0.8%	16.8%
BlueCrest Capital Management	2.8	5.6	--	5.6	*2.8*	5.3%	0.8%	15.9%
Renaissance Technologies	1.2	2.5	--	2.5	*1.2*	2.3%	0.3%	7.0%
Invesco	1.2	2.4	--	2.4	*1.2*	2.2%	0.3%	6.7%
All Other	9.5	19.0	--	19.0	*9.5*	17.8%	2.6%	53.6%
Total Ordinary Shares/ADSs [6]	**53.6**	**37.0**	**70.3**	**107.2**	***53.6***	**100.0%**	**100.0%**	**100.0%**

Economic Ownership %


All Other, 17.8%
Invesco, 2.2%
Renaissance Technologies, 2.3%
BlueCrest Capital Management, 5.3%
Maso Capital Partners, 5.6%
Sohu.com Limited, 66.9%

Voting Ownership %


All Other, 4.8%
Sohu.com Limited, 95.2%

Source: Capital IQ, public filings.

1. *All of the outstanding Class A shares are held by Bank of New York Mellon, the depository for the Company's ADS program. The ownership shown above reflects the number of Class A units that corresponds to the number of ADSs held by each party (each ADS reflects two Class A shares).*
2. *Sohu owns the entirety of the outstanding Class B shares. Each Class B share is convertible into one Class A share, and is entitled to ten votes compared to one vote per share for Class A shares.*
3. *ADS equivalent is calculated as total shares divided by two, per Company management.*
4. *Class B shares are convertible 1:1 to Class A shares; as such, economic ownership % is calculated based on total shares held by each party.*
5. *Class B shares are entitled to 10 votes and Class A shares are entitled to one vote.*
6. *Based on shares as of 9/30/2019 per public filings.*

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 26

Selected Chan you Public Market Observations Float and Trading Observations Public Float / Shares Outstanding 65.6% 57.1% 47.3% 48.0% 47.3% 40.7% 43.9% 32.6% 29.2% FriendTimes Inc. Gravity Co., Ltd. GungHo Online IGG Inc Webzen Inc. Mean Median Changyou.com Sohu.com Limited Entertainment, Inc. Limited 90-Day Average Daily Volume / Public Float 2.1% 2.0% 1.9% 1.8% 1.2% 1.3% 1.2% 0.8% 0.5% FriendTimes Inc. Gravity Co., Ltd. GungHo Online IGG Inc Webzen Inc. Mean Median Changyou.com Sohu.com Limited Entertainment, Inc. Limited Source: Capital IQ as of 1/13/2020. Preliminary and Confidential | Subject to Further Review and Revision

Selected Chan you Public Market Observations Float and Trading Observations (cont.) Average Daily Volume/ Shares Outstanding 1.1% 0.9% 0.7% 0.8% 0.7% 0.6% 0.6% 0.4% 0.2% FriendTimes Inc. Gravity Co., Ltd. GungHo Online IGG Inc Webzen Inc. Mean Median Changyou.com Sohu.com Limited Entertainment, Inc. Limited 90-Day Average Daily Value (Dollars in millions) $17.1 $7.0 $5.6 $4.0 $3.1 $1.9 $1.7 $1.9 $0.4 FriendTimes Inc. Gravity Co., Ltd. GungHo Online IGG Inc Webzen Inc. Mean Median Changyou.com Sohu.com Limited Entertainment, Inc. Limited Source: Capital IQ as of 1/13/2020. Preliminary and Confidential | Subject to Further Review and Revision

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 Selected Benchmarking Information 12 Selected Chan you Public Market Observations 15 Selected Sohu Public Market Observations 29 4. Glossary 33 5. Disclaimer 36

Selected Sohu Public Market Observations

Trading Snapshot

Market Trading Overview

(dollars and shares in millions, except per share values and where otherwise noted)

Public Market Enterprise Value	Current Share Price as of 1/13/20
Closing Share Price	$14.15
Shares Outstanding [1]	39.3
Dilutive Shares	0.0
Fully Diluted Shares Outstanding	39.3
Market Value of Equity	**$555.4**
Non-Controlling Interest [2]	837.8
Long-Term Bank Loans	28.3
Cash, Restricted Cash and Cash Equivalents	(258.1)
Short-Term Investments	(1,305.2)
Public Market Enterprise Value	**($141.9)**

Price Per Share [5]	Current Share Price as of 1/13/20
10-Day Average	$12.58
1-Month Average	$11.88
3-Month Average	$10.79
6-Month Average	$11.05
52-Week High	$18.88
52-Week Low	$6.26

Adjusted EBITDA	
LTM [3]	(0.1)
CY 2019E [4]	75.0
CY 2020E [4]	92.3
CY 2021E [4]	123.0

Other Market Information [5]	
90-Day Average Daily Trading Value	$4.0
% of Market Value of Equity	0.71%
90-Day Average Daily Trading Volume (in thousands)	354.9
% of Shares Outstanding	0.91%
% of Public Float	2.06%
Selected Number of Analysts Covering the Company [6]	3
Total Public Float [7]	17.2
% of Total Shares Outstanding	43.9%

Source: Public filings, Capital IQ, Bloomberg, Wall Street Equity Research.
Note: The above information reflects the most recent publicly available information.

1. *Share price as of 1/13/2020 reflects the 39.3 million share outstanding as of 930/2019.*
2. *Non-controlling interests in Sohu's consolidated financial statements primarily consist of non-controlling interests for Sogou and Changyou, per public filings' balance sheets as of 9/30/2019.*
3. *Per Capital IQ as of 1/13/2019.*
4. *Implied 2019E, 2020E and 2021E estimates reflect most recent Wall Street Equity Research estimates per Bloomberg as of 1/13/2020.*
5. *Per Capital IQ as of 1/13/2020.*
6. *Analyst coverage provided by Morgan Stanley, Citi and Benchmark.*
7. *Represents shares held by shareholders other than Photon Group Limited, Renaissance Technologies Corp, and other Insiders per Capital IQ and public filings.*

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 30

Selected Sohu Public Market Observations Ownership Summary (shares in millions) Current Share Holders Shares Held Ownership % Total Public Holdings, Insider Holdings 67.6% Photon Group Limited 9.7 24.7% Renaissance Technologies Corp. 2.5 6.4% Zhang, Charles (Chairman & CEO) 0.3 0.7% Company Employees/Individual Insiders 0.2 0.6% Total Insider Holdings 12.7 32.4% Public Holdings Macquarie Investment Management Business Trust 8.0 20.4% Orbis Investment Management Limited 2.8 7.1% Public Sector Pension Investment Board 1.7 4.3% The Vanguard Group, Inc. 1.1 2.8% BlackRock, Inc. (NYSE:BLK) 0.9 2.2% Other Public Shareholders 12.1 30.7% Total Public Holdings 26.5 67.6% Photon Group Limited, Total Basic Shares Outstanding 39.3 100.0% Other Insider Holdings, 24.7% 1.3% Renaissance Technologies Corp., 6.4%

Selected Sohu Public Market Observations

Timeline and ADS Trading History



Share Price (USD)
Volume (mm)
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
A
B
C
D/E
F
G
H
Jun-18
Aug-18
Oct-18
Dec-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
ADS Close Price

Selected Events

Event	Date	Comment
A	7/30/2018	Sohu announced Q2 earnings results and its net loss was in 68.8% lower year over year driven by cost savings in the brand advertising business.
B	11/5/2018	Sohu announced Q3 earnings results and its net loss came in 48.8% lower than consensus estimates driven by the cost savings of Sohu Video and solid results from the online game business.
C	2/1/2019	Sohu announced Q4 earnings results and its net loss came in 17.6% higher than consensus estimates due to slightly down year over year revenue.
D	4/29/2019	Sohu announced Q1 earnings results and its net loss came in 5.9% lower than consensus estimates driven by solid performance in its search and game businesses.

Event	Date	Comment
E	4/29/2019	Sohu's majority-owned subsidiary Changyou announces special cash dividend of $9.40 per ADS for an amount payable to Sohu of approximately $337 million.
F	8/5/2018	Sohu announced Q2 earnings results and its net loss came in 9.1% higher than consensus estimates driven by headwinds from a challenging macroeconomic environment.
G	9/9/2019	Sohu announces delivery of a preliminary non-binding proposal to acquire Changyou.com Limited for $10.00 per ADS, in cash.
H	11/4/2019	Sohu announced Q2 earnings results and its net loss came in 43.0% lower than consensus estimates driven by healthy growth in the search business and cost savings initiatives in Sohu Media and Sohu Video.

Source: Capital IQ, public information.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 32

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 4. Glossary 33 5. Disclaimer 36

Glossary of Terms Definition Description Adjusted EBIT Earnings Before Interest and Taxes, adjusted for certain non-recurring items Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain other non-recurring items ADS American Depository Shares CAGR Compound Annual Growth Rate Current Ratio Current Assets / Current Liabilities CY Calendar Year E Estimated EV Enterprise Value FY Fiscal Year FYE Fiscal Year Ending Latest Twelve Months or the Most Recently Completed 12-Month Period for which Financial Information has been LTM Made Public NA Not Available NMF Not Meaningful Figure NTM Next Twelve Months PV Present Value QoQ Quarter-Over-Quarter RMB Chines Yuan (Renminbi)

Glossary of Terms Definition Description USD United States Dollar VWAP Volume-weighted Average Price WACC Weighted Average Cost of Capital YoY Year-Over-Year

Page 1. Executive Summary 3 2. Preliminary Financial Analyses 5 3. Appendices 11 4. Glossary 33 5. Disclaimer 36

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